SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SonicWALL, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, no par value
(Title of Class of Securities)

835470 10 5
(CUSIP Number of Class of Securities Underlying Common Stock)

Michael Sheridan
Chief Financial Officer
SonicWALL, Inc.
1143 Borregas Avenue
Sunnyvale, California 94089
(408) 745-9600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Page Mailliard, Esq.
Roger Stern, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This filing relates solely to a preliminary communication made before the commencement of an anticipated voluntary stock option exchange program by SonicWALL, Inc. (SonicWALL). The following message was sent on Wednesday, January 8, 2003, by electronic mail from William Roach, Chief Executive Officer of SonicWALL, to SonicWALL employees. The original email inadvertently did not include the final two paragraphs of the following message. However, a subsequent message containing the final two paragraphs was sent by electronic mail within ten minutes of the time at which the first message was sent.

TEXT OF EMAIL SENT TO SONICWALL EMPLOYEES ON JANUARY 8, 2003.

SonicWALL Employees,

I am pleased to announce a strategy to address underwater stock options with the implementation of a stock option exchange program. In summary, you will have the option to surrender your current stock options for cancellation and receive a new grant at least six months and one day later. There are many details regarding the terms and conditions of this program, as well as legal and financial rules that we must follow to ensure a smooth and legally compliant program. Currently, we are working hard to finalize this program.

We will share detailed stock option exchange program materials with you shortly. These materials will include a detailed description of the program, the terms and conditions of the program, as well as other related materials. We will also hold employee meetings and otherwise have people available to answer any questions you may have at that time.

Sincerely,

Bill

Please note:

SonicWALL has not yet commenced the option exchange program described in this email. Upon commencement of the program, SonicWALL will deliver to all employees as well as file with the SEC a Schedule TO and related exhibits, including the Offer to Exchange, an Election Form and other related documents (collectively, the “Exchange Offer Documents”). Employees are strongly encouraged and advised to read all of the Exchange Offer Documents when these documents become available because they will contain important information about the offer.

The Exchange Offer Documents will also be available without charge at SonicWALL’s website at www.SonicWALL.com as well as the SEC website at www.sec.gov. When the information becomes available, we strongly urge eligible employees to read all the materials carefully and understand the risks before making a decision. We also strongly encourage eligible employees to consult tax and financial advisors before making any decision about the program. This email does not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification of the securities under the securities laws of that jurisdiction.